VIA EDGAR AND FACSIMILE TO 202-772-9217
February 20, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:            Mr. Jim B. Rosenberg
                            Senior Assistant Chief Accountant

Re:	SurModics, Inc. Form 10-K for the Year Ended September 30, 2008 Form DEF 14A Filed December 19, 2008 File No. 000-23837
Ladies and Gentlemen:
     On behalf of SurModics, Inc. (the “Company”), we are responding to your letter dated February 5, 2009 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended September 30, 2008, and the proxy statement filed by the Company on December 19, 2008. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the letter is restated in italics prior to the response to such comment.
Form 10-K for the Year Ended September 30, 2008
Item 1. Business
Patents and Proprietary Rights
1.	Please expand your disclosure in this section to identify which of your patents relate to which products. Further, please identify either the expiration date of each material patent, or ranges of expiration dates for groups of material patents.

Response: The Company commercializes its drug delivery and surface modification technologies primarily through licensing arrangements with our customers. Most of these licensing arrangements provide our customers with rights under several of our patents allowing them to commercialize our technologies with their products.

As disclosed on page 12 of our Form 10-K, as of September 30, 2008, there were 103 licensed product classes (i.e., customer products incorporating the Company’s

United States Securities and Exchange Commission
February 20, 2009

technologies) that were generating royalty revenue, and 105 additional customer product classes pending regulatory approval. The revenue that the Company derives from these licensing arrangements varies greatly depending on the commercial success of our customer’s products incorporating our patented technologies. Accordingly, we do not believe that detailed disclosure regarding each of the patents associated with most of the 208 product classes being deployed by our 101 licensed customers would be material to an understanding of the Company’s business. Instead, we believe that it would be more meaningful to investors to have information about our patented technology as it relates to the products sold by our significant customers described on page 15 of our Form 10-K.

In particular, the Company has licensed its patented Bravo™ Drug Delivery Polymer Matrix (“Bravo”) to Cordis Corporation, a subsidiary of Johnson & Johnson (“Johnson & Johnson”), for utilization with its Cypher® Sirolimus-eluting Coronary Stent. Bravo is protected by six issued U.S. patents and 21 issued international patents. The expiration dates for these patents range from 2019 to 2023. Additionally, we have three pending U.S. patent applications and six pending international patent applications protecting various aspects of Bravo, including methods of manufacturing and coating products. In future filings, we will expand our disclosure to include information about the patents covered under our licensing arrangement with Johnson & Johnson.

Additionally, the Company has licensed several patents covering its lateral flow immunoassay diagnostic technology to Abbott Laboratories (“Abbott”). This technology is broadly used in rapid point-of-care diagnostic tests, such as pregnancy, strep and flu tests. As disclosed on page 13 of our Form 10-K, the patents protecting this technology expired in December 2008. In most of our licensing arrangements, including our arrangement with Abbott, our customers report their net sales and pay the associated royalties following the end of the calendar quarter in which the sales occur. Accordingly, we anticipate that we will continue to recognize some royalty revenue from sales of products incorporating this patented technology through the end of our second quarter in fiscal 2009, following such time, it is not expected that we will receive any additional royalty revenue from these patents.

In addition to Johnson & Johnson and Abbott Laboratories, our arrangement to license our I-vation™ sustained drug delivery platform (“I-vation”) to Merck & Co., Inc. (“Merck”) was a significant customer relationship in fiscal 2008. The Company owns or has exclusive rights to one issued U.S. patent and seven issued international patents protecting I-vation. The expiration dates for these patents are in 2021. Additionally, we have seven pending U.S. patent applications and 11 pending international patent applications protecting this technology. Of these patents and patent applications, 13 are exclusively licensed from The Johns Hopkins University (“JHU”) pursuant to the terms of an agreement between JHU and the Company (as successor-in-interest to InnoRx, Inc.). Although Merck has terminated the agreements related to I-vation, if we develop another significant customer

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February 20, 2009

relationship involving this technology, we will include disclosure regarding the relevant patented technologies.

The Company aggressively pursues patent protection covering the proprietary technologies that we consider important to our business. In addition to seeking patent protection in the U.S., we also generally file patent applications in European countries and additional foreign countries, including Australia, Canada and Japan, on a selective basis. Generally, the expiration dates of our issued patents are determined based on the filing date of the earliest filed patent application from which the patent claims priority. We strategically manage our patent portfolio so as to ensure that we have valid and enforceable patent rights protecting our technological innovations. As we develop improved proprietary technologies, we work with our customers to incorporate these technologies into their products allowing us to extend the patent coverage for our customers' products, and improve our ability to generate royalty revenue from the sale of such products.

We will continue to review our significant customer relationships and evaluate our patented technologies that are important to those relationships. We will continue to disclose information on our patented technologies, including patent expiration information that would be useful to investors in understanding our significant customer relationships.
Item 15. Exhibits and Financial Statement Schedules
Consolidated Statements of Income, page F-3
2.	Please revise your research and development expense to separately present the costs incurred related to research and development revenues. Refer to Rule 5-03(b)2. of Regulation S-X.

Response: When revenue derived from a particular category of revenue (e.g., product sales or services) exceeds the threshold stated in Rule 5-03(b) of Regulation S-X, a company is required to present separately the costs and expenses incurred in generating such revenue. For the years ended September 30, 2008, 2007 and 2006 the amount of total revenue recognized from research and development services was $25.2 million, $6.9 million, and $5.7 million, respectively, representing approximately 26.0%, 9.5%, and 8.2% of total revenue recognized, respectively. The year ended September 30, 2008 was the first year that the amount of research and development revenue exceeded the threshold set forth in Rule 5-03(b) of Regulation S-X. The significant increase in research and development revenue in fiscal 2008, both in dollar terms and percentage terms, was principally a result of our recent acquisition of Brookwood Pharmaceuticals, Inc.

Our current internal accounting systems are not designed to readily provide the costs associated with research and development revenue. We are in the process of assessing our cost accounting methodologies and policies corporate-wide and at our Brookwood

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February 20, 2009

Pharmaceuticals, Inc. subsidiary and plan to develop further cost accounting processes and systems to present the information in the consolidated statements of income.

We believe we will be in a position to include the information in our fiscal 2009 Form 10-K for fiscal 2009 results as well as reasonable estimates of the amounts for our fiscal 2008 and 2007 results.

At that time, we plan to present the customer related research and development costs as a separate component in our Form 10-K in accordance with Rule 5-03 (b) 2. We anticipate the consolidated statements of income will include the following line items:
          Revenue
                     Royalties and license fees
                     Product sales
                     Research and development
                               Total revenue
          Operating Costs and Expenses
                     Product
                     Customer related research and development
                     Other research and development
                     Selling, general and administrative
                     Purchased in-process research and development
                               Total operating costs and expenses
          Income from operations
DEF 14A Filed December 19, 2008
Compensation Discussion and Analysis
Cash Elements of Compensation, page 14
3.	You state that you do not disclose your business objectives in order to protect competitively sensitive information. Please disclose those business objectives, or alternatively, if you believe the requested information is confidential information that will cause competitive harm if disclosed, please provide us with a comprehensive analysis supporting your determination that disclosure will cause competitive harm and the information is not material to investors. We may have further comments after we examine your response. Please also note that if you do not disclose this information you are still required to disclose how difficult it will be for the registrant or for the named executive officers, as may be applicable, to achieve those undisclosed targets or objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

United States Securities and Exchange Commission
February 20, 2009

Response: For fiscal 2008, cash incentive compensation for our named executive officers was provided through a cash-based annual incentive plan. Performance under the annual incentive plan was determined based upon the achievement of (i) corporate performance objectives (75% of the total incentive opportunity), and (ii) business unit or department performance objectives (25% of the total incentive opportunity). The corporate performance objectives were disclosed on page 15 of our most recent proxy statement. The business objectives under the annual incentive plan generally related to both financial performance, such as specified levels of growth in business unit revenue, and non-financial performance, such as project development milestones, licensing objectives, or product quality measures. In establishing these objectives, the Organization and Compensation Committee of the Board of Directors determined these objectives to be difficult to achieve, but attainable. In fiscal 2008, our named executive officers received between 60% and 100% of their potential cash incentive compensation related to achievement of their business objectives. Specifically, Mr. Barclay received 65% of his potential individual cash incentive payout, Mr. Ankeny received 90%, Mr. Lopez received 70%, Mr. Olson received 100% and Dr. Tipton received 60%. As disclosed, Dr. Tipton’s cash incentive compensation was at a further reduced level because Dr. Tipton participated in the annual incentive plan for only three quarters of fiscal 2008. In fiscal 2007, our named executive officers received between 90% and 100% of their cash incentive compensation related to achievement of their individual objectives.

In some cases, the business objectives identify performance measures associated with individual customer projects, such as specific product or clinical development milestones. Except in a limited number of cases, we are contractually prevented from disclosing the identity of many of our customers and the specific product or clinical development milestones associated with our customer collaborations. Additionally, some of the business objectives set forth key events in our relationship with our customers, such as the signing of new license agreements, or development agreements in new or emerging technology areas. Disclosure of such information would reveal important information concerning our customers’ research and development processes, and the possible timing of such milestones and processes. Accordingly, the Company determined that disclosure of those business objectives that identify performance measures associated with individual customer projects and those that set forth key events in our relationships with our customers would likely result in competitive harm to the Company. In particular, if our competitors or those of our customers are able to gain insight into our customers’ technical innovations or research and development processes, it would allow them to refocus their own research and development efforts, or attempt to develop substantially similar products and technologies. In so doing, these competitors could significantly adversely impact the potential commercial success of our technologies as incorporated into our customers’ products. In addition, if we are required to disclose business objectives related to significant customer development milestones, we may be forced to

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February 20, 2009

abandon the use of such objectives, which would sacrifice what we believe is a valuable incentive technique, or risk losing potential customers which do not want information related to their projects disclosed.

Moreover, Instruction 1 to Item 402(b) of Regulation S-K states that the Compensation Discussion and Analysis should provide “investors [with] material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding [its] named executive officers.” The number of business objectives associated with the Company’s annual incentive plan, and their relative weight, varied greatly among our named executive officers, and were established largely based on each such officer’s goals and responsibilities. In particular, the number of business objectives (including sub-elements) for our named executive officers ranged between six and twenty-eight, many of which were primarily qualitative in nature. While we believe that these objectives are useful internally for incenting and measuring the performance of our named executive officers, we do not believe that disclosure and full explanations of these business objectives could be accomplished succinctly, nor do we believe that such disclosure would improve an investor’s understanding of our compensation policies and decisions.

In our next proxy statement, the Company will provide additional qualitative disclosure regarding the business objectives used to determine payouts for our named executive officers under the annual incentive plan to the extent that we can without suffering competitive harm, or unless such disclosure is not necessary to an understanding of the Company’s compensation policies and decisions regarding our named executive officers. In addition, the Company will expand the disclosure related to the difficulty of achieving business objectives, including by providing quantitative information on the number of business objectives achieved.
       As requested in the staff’s comment letter, the Company makes the acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
February 20, 2009

     If you have any questions regarding this letter, or if you require additional information, please contact me by telephone at (952) 829-2715 or by fax at (952) 944-2984.

Very truly yours, /s/ Philip D. Ankeny Philip D. Ankeny Senior Vice President and Chief Financial Officer

cc:	Bruce J Barclay, SurModics, Inc. Bryan K. Phillips, SurModics, Inc. Mark A. Lehman, SurModics, Inc. Jeffery L. Radunz, Deloitte & Touche, LLP Gordon S. Weber, Faegre & Benson LLP